The Mexico Equity and Income Fund, Inc.

Form N-SAR Report for the Period Ended 1/31/18

Item 77-C (1)

Results of Annual Stockholders Meeting

The Funds Annual Stockholders meeting was held on December 14, 2017, at the offices of U.S. Bancorp Fund Services LLC, 777 E. Wisconsin Avenue,
Milwaukee, WI 53202. As of October 12, 2017, the record date, outstanding shares of common stock were 7,349,716.Holders of 6,649,174 common shares of the Fund were present at the meeting either in person or by proxy.
These holders, as being holders of a majority of the outstanding shares of the Fund, constituted a quorum. The stockholders voted on one proposal.
The stockholders elected one Director to the Board of Directors.
The following table provides information concerning the matter voted on at the meeting:

I.  Election of Directors - Common
      Votes For Votes Withheld

(A) Phillip Goldstein          6,471,202   177,972